EXHIBIT 3

SARISSA CAPITAL COMMENTS ON ALKERMES ANNUAL MEETING

Sarissa concerned that Alkermes Board is being unduly influenced by CEO Richard Pops

Sarissa supports new Alkermes directors to step up and act for the benefit of shareholders

Sarissa is considering taking action under Irish law to selectively remove and replace Alkermes directors

Greenwich, CT, July 6, 2022 – Sarissa Capital Management LP (“Sarissa”) today made the following statement on Alkermes PLC (NASDAQ: ALKS) regarding how it intends to vote at the upcoming Alkermes annual meeting and the reasons therefor:

Richard Pops, the CEO and Chairman of Alkermes, has presided over tremendous shareholder value destruction since becoming CEO of Alkermes over thirty years ago.  Despite Alkermes growing revenues in the last five years and having annual revenues exceeding $1 billion, Alkermes has consistently operated at a net loss.  During the same period, Alkermes stock has declined nearly 60% and underperformed the IBB by approximately 130%.1

Based on conversations with CEO Pops and its experience to date with the Alkermes nomination and governance process, Sarissa believes that certain of the independent directors are uncomfortable making decisions that are not supported by, or that reflect criticism of, CEO Pops.

Alex Denner and Richard Pops and others have had a number of conversations which we were hopeful would lead to a Sarissa representative working on the Alkermes board to create value for all shareholders.  Unfortunately, Pops set forth a version of these conversations in the Alkermes’ securities filings which is fraught with misleading statements, inaccuracies and material omissions.  We believe Alkermes’ alleged detailed summary of our communications is counterproductive, unprofessional, and more importantly, it is blatantly and materially incorrect. In addition, we believe that a policy of releasing misleading summaries of our private conversations is low class. We caution others having seemingly private conversations with Richard Pops that he may be taking notes of each conversation that he intends to later release to the public in a self-serving and misleading way.

Sarissa believes that its support of the recently appointed directors combined with the decisions of long tenured directors Anstice and Dixon, to not stand for re-election, should create an environment in the board room that will enable the directors to do the right thing for shareholders even in the face of resistance from Pops.

It is apparent to us that Richard Pops is trying very hard to keep a Sarissa person off the board of the company even though we own nearly $450 million in Alkermes stock.  We believe he is worried that once in the boardroom we may decide that a new CEO would be better at creating value for shareholders than Richard Pops.  As one of the largest shareholders, Sarissa has a vested interest in Alkermes’ success. We have a long history of creating value for our companies. We believe Alkermes’ shares are significantly undervalued and that we can help to unlock shareholder value with our representatives on the board. We are hopeful that the current board will agree with us.

Therefore, we intend to vote “for” the Alkermes slate of directors (which consists entirely of recently appointed directors) at the upcoming annual meeting.  If, however, a Sarissa representative is not soon appointed to the Alkermes board, then we will take steps under Irish law to quickly call another shareholder meeting that seeks to selectively remove and replace certain board members with those that Sarissa believes will act in the best interest of shareholders.

Contact:
Jean Puong
Sarissa Capital Management LP
info@sarissacap.com

1 Estimated by subtracting the percentage change of Alkermes’ share price from the percentage change of IBB price from 12/30/16 to 12/30/21.